Shinhan Financial Group Selected as the Preferred Bidder for the Purchase and Assumption of Tomato Mutual Savings Bank

On November 22, 2011, Shinhan Financial Group disclosed in a filing with the Korea Exchange that it was selected as the preferred bidder for the purchase of the assets and assumption of the liabilities of Tomato Mutual Savings Bank.